February 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attn: Erin E. Martin, Special Counsel, Office of Financial Services

Re:	Tiberius Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted January 30, 2018
CIK No. 0001662253

Dear Ms. Martin:

Tiberius Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 14, 2018, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on January 30, 2018.

Prospectus Cover Page

1.	Please revise your cover page to attribute a price per share for the 400,000 shares of common stock with the same terms as your founder shares that will be sold to your anchor and co-anchor investors.

We have revised the disclosure per the Staff’s request.

Dilution, page 58

2.
 Please revise your dilution tables to include (in comparative format) illustrations showing dilution with and without the impact of the over-allotment. In addition, expand your disclosure to compare the effective cash contributions of investors in this offering with your anchor and co-anchor investors in a separate table on page 59 illustrating the potential dilutive effect of the issuance of these forward purchase contracts.

We have revised the disclosure per the Staff’s request.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael T Gray
Michael T. Gray
Chief Executive Officer